[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 10, 2022

Via EDGAR and Courier

Office of Life Sciences

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Social Capital Suvretta Holdings Corp. I

Amendment No. 2 to Registration Statement on Form S-4

Filed May 12, 2022

File No. 333-262706

Dear Ms. Park and Ms. Westbrook:

On behalf of our client, Social Capital Suvretta Holdings Corp. I (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated May 25, 2022 regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) filed with the Securities and Exchange Commission on May 12, 2022. In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.

Our Development Pipeline, page 5

1. We acknowledge your response to our prior comment 1, which we reissue. We note your discussion of the distinction between Akili’s development programs and product candidates on page 246. However, you continue to include many references that describe your pipeline as comprised of various individual, stand-alone development programs. Please revise your presentation here and throughout the registration statement to clarify that your development programs entail the study and application of EndeavorRx for the treatment of ADHD in expanded patient populations and variants of the same SSME-based therapeutic engine technology as EndeavorRx, rather than individual separate programs. We note that your disclosure continues to refer to (i) your robust pipeline of development programs that include twelve currently being evaluated in clinical studies on pages xiii and 294; and (ii) your SDT-001 product candidate, the “Japanese version” of EndeavorRx, as “poised for pivotal study in children with ADHD in Japan” on pages 254 and 263. Please also enlarge the text in your pipeline table on pages 6, 254 and 275 further to ensure that the footnotes are legible.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 248 and 249 of Amendment No. 3 in response to the Staff’s comment, to further clarify what Akili refers to as “product candidates” and how those are utilized in each of its development programs. As shown in its pipeline table, each of Akili’s development programs is oriented toward a single indication and specific patient population. Akili refers to variations of its treatment software as “products” (once cleared) or “product candidates” (while in clinical development), each of which incorporates the core algorithms of one of its proprietary therapeutic engines (for example, the SSME therapeutic engine). Within a single development program, Akili may explore multiple product candidates in early research and studies to optimize user engagement applicable to a particular patient population and indication and to determine which product candidate(s) will be evaluated in later clinical studies within that development program. Based on results of studies and regulatory feedback from clinical studies, Akili may also introduce other product candidates into its ongoing development programs. As a commercial product, EndeavorRx maintains the same gameplay functionality and therapeutic engine as the AKL-T01 product candidate used in the clinical studies that were the basis for FDA clearance, while being updated with incremental user interface changes and commercial compatibility modifications, such as compatibility modifications to enable access within applicable app stores. As such, the Company does not believe it would be accurate to characterize Akili’s development programs as entailing the study and application of EndeavorRx to other patient populations and/or indications. Rather, each development program seeks to investigate and develop product candidates that are tailored for a particular patient population and indication.

The Company further advises the Staff that it has revised the disclosure on pages 249 and 265 of Amendment No. 3 to conform how it refers to Akili’s SDT-001 product candidate, which is substantially the same SSME-based software as the AKL-T01 product candidate, but localized for Japanese language and culture for distribution in Japan. Furthermore, the Company advises the Staff that it has revised its disclosure on pages 6 and 256 of Amendment No. 3 to ensure the footnotes in the pipeline table are legible.

Background to the Business Combination, page 141

2. We note your disclosure in response to our prior comment 2 that SCS management’s $850 million valuation in the initial draft letter of intent was informed by an analysis of comparable public therapeutic and biotechnology companies focused on the central nervous system. Please disclose the companies selected, expand your disclosure of such comparative companies analysis and clearly describe how such analysis factored into SCS management’s valuation.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 145 of Amendment No. 3 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information Description of the Transactions

4. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2021, Page 221

3. We note your response to prior comment 5 regarding the intended grant of awards to certain executive officers representing 6% of your outstanding capital stock immediately following the Business Combination on an as converted basis, which is contingent upon the completion of the Business Combination. Please tell us your consideration of the guidance in Article 11-01(a)(8) of Regulation S-X.

Response: The Company respectfully advises the Staff that there are no existing binding or definitive agreements that include specific terms of the awards to be granted to executive officers. These key terms will be determined by the post-business combination board of directors of the Company. We expect the awards to reflect market conditions, and it is not possible to reasonably estimate the fair value without defined share price targets. While the issuance of the awards is probable in accordance with Article 11-01(a)(8) of Regulation S-X, it is not possible to estimate an adjustment at this time. The Company respectfully refers to guidance in Article 11-02(a)(11)(ii)(A) of Regulation S-X, which calls for the disclosure of the facts and reasons for excluding an adjustment. As such, the Company has updated the disclosure on page 216 of Amendment No. 3 to explain why the executive officer awards have been excluded from its pro forma presentation.

4. We note the revised disclosures you provided to note C in response to prior comment 4 regarding the Earnout Shares allocated to employee common stockholders. It remains unclear how you concluded that the Earnout Shares allocated to employee common stockholders are within the scope of ASC 718 given that there is no requirement for the employee common stockholders to provide any goods or services and the Earnout Shares are not associated with currently held stock-based compensation instruments. Please provide us with a more comprehensive analysis of the specific terms of the Earnout Shares as it relates to the employee common stockholders along with specific references to the accounting literature that supports your conclusions. As part of your analysis, include any differences between the terms for employee common stockholders versus nonemployee common stockholders for earning the Earnout Shares. In addition, tell us your consideration of the guidance provided in ASC 718-10-S99-2.

Response: The Company respectfully advises the Staff that Earnout Shares issuable to employee common stockholders are subject to the same accounting treatment as Earnout Shares issuable to non-employee common stockholders and as such should be considered liability classified. In accordance with the guidance in ASC 718-10-S99-2, as the Earnout Shares could be released without regard to continued employment, they are not considered compensatory. As such, the Company has revised disclosure throughout its pro forma presentation to consider the Earnout Shares related to employee common stockholders as liability classified.

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If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1349.

Sincerely yours,

/s/ Raaj S. Narayan
Raaj S. Narayan

cc:	Chamath Palihapitiya, Social Capital Suvretta Holdings Corp. I

Kishen Mehta, Social Capital Suvretta Holdings Corp. I

W. Edward Martucci, Akili Interactive Labs, Inc.

Jacqueline Studer, Akili Interactive Labs, Inc.

Daniel J. Espinoza, Goodwin Procter LLP

Arthur R. McGivern, Goodwin Procter LLP

Sarah Ashfaq, Goodwin Procter LLP